
123 Zeehaus Way
San Francisco, CA, 94158
$300
Invest
zeehaus

INVEST IN **ZEEHAUS**

Patented platform to buy a home digitally and help achieve homeownership through sharing equity!

zeehaus.com San Francisco CA

Marketplace | Fintech & Finance | Blockchain & Web3 | AI | Real Estate

Featured Investors



Eve Wells

Syndicate Lead

Zeehaus is tackling one of the biggest issues facing our communities: housing affordability. I invested in the company because I believe in their mission to make homeownership affordable and as well as in creating a transparent, fair, and digital way to invest and co-own an owner-occupied home that is not possible today.

Existing crowdfunding offerings and real estate investment opportunities offer similar business models to seek money to buy properties (which lacks

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Invested $12,000 this round

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Highlights

1. We turn a property into affordable home by our patented sharing equity between buyers and investors
2. $2M raised from ~2000 investors & $14M funding from CIBC Bank and investors for property purchases
3. Combining investment & owner-occupied home lets us earn recurring service fees without managing them
4. Grew revenue from $0 to $250K, with ~$1M revenue in the pipeline from 50+ homes in San Francisco
5. Part of AWS FinTech Accelerator as a Top Fintech companies for our digital real estate solution
6. Invest in a mission-driven and scalable homeownership platform at startup valuation
7. For a limited time, investor is eligible to receive bonus tokens that will fund property purchases
8. Click & Invest with transparency (which most investments are lacking) & help buyer at the same time

Our Team



Justin Lee Founder, CEO

Consulting & real estate backgrounds along with system integration & web technology. Licensed agent with



extensive real estate & finance experience. Previously worked at Deloitte & Accenture. Graduate of Cornell University with bachelor degree in EE

We wanted to make homeownership more affordable again. The founder could not purchase his own home due to skyrocketing home prices. Now, high mortgage rate is making buying and investing in real estate even more difficult.



Jeff Lim Head of Strategy

Responsible for planning, strategy, and fundraising. Jeff has extensive experiences working with a globally networked team of M&A and capital raising specialist that enable rapid growth or unlocking latent value



Karl Schutte Head of Finance

Responsible in co-ownership financial analysis and forecasting, Karl is based in Australia and specializes in financial planning, forecasting, capital raising both equity and debt, M&A services



Jose Pecho Advisor & Partner

Jose is the president of the San Francisco Filipino-American Chamber of Commerce, advocating for sound social justice issues & economic development and also a broker in commercial real estate with venture capital experience.



Prateek Gupta Head of Engineering

Over 20 years of experience in software development. Prateek manages the engineering team and is well versed in the latest advances and technologies in web and mobile applications

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Invest in a mission that creates affordable homeownership through end-to-end platform!


Hello from Zeehaus!
We cut residential properties into bite-sized chunks everyone can afford!
123 Zeehaus Way


zeehaus

Why Zeehaus?

Zeehaus is an innovative platform that digitizes end-to-end real estate transaction.

Our priority is on creating **affordable homeownership**, helping buyers achieve homeownership with 5% equity, and lowering the monthly payments in exchange of **sharing home equity** with investors.

We aim to solve one of the biggest problems facing our community: **housing affordability**.


We are solving a homeownership crisis that threatens to end the American Dream to buy a home for younger generations
zeehaus
123 Zeehaus Way
San Francisco, CA, 94158
Features
$300
Invest
zeehaus

In addition, we have created a new ecosystem that digitizes entire real estate transactions, and we plan to monetize by licensing our technology.

Are you ready to disrupt the world of real estate? Look no further than Zeehaus – the groundbreaking platform that empowers us to turn a property into an affordable homeownership. With our proprietary technology, we're reshaping the market and inviting you to join us.


Equity sharing enables more affordable home-buying through our proprietary
Investment Commitment
Steps to Complete Investment


technology & lower housing
costs without a mortgage,
while giving equity
appreciations to investors
zeehaus
Offering Terms
Investment Metrics

The Status Quo is Broken – Let's Fix It Together

The current real estate market is riddled with challenges. Sky-high mortgage payments and the exorbitant 20% down payment requirement prevent most aspiring homeowners from achieving their dreams. Existing solutions like down-payment assistance and lease-to-own programs do not address the issue with high monthly costs, leaving a void in the market.

Zeehaus steps in as the catalyst for change.

A win-win proposition: We're here to bridge the gap between eager homebuyers and forward-thinking investors. By purchasing 5% equity in a house, buyers not only unlock affordable homeownership but also benefit from reduced monthly payments and an opportunity to buy the full property.

With housing affordability at an all-time low, sky-high mortgage rates, and economic uncertainty ahead, only the wealthy can afford to purchase a home.

Existing Affordable Housing Solutions are Not Helping Achieve Homeownership

The government is investing significant resources and money into different models: down-payment assistance, lease-to-own, and below-market-housing, with limited success.

Housing Problems our Communities are Facing

Housing Problems our Communities are Facing

Existing support models

- **Below-market housing**: No buyer wealth generation & middle-income hard to qualify
- **Down-payment assistance**: Does not address the high monthly costs
- **Lease-to-own**: Buyers almost never end up owning property or accumulating equity

High threshold & competition

- Cash buyers & real estate funds are gobbling up homes, reducing supplies
- Buyers do not have down payments and need to pool funds
- Low FICO, high DTI and high mortgage rates are additional challenges

It is Time for Drastic Change and Bold Innovation

Future generations and people serving the communities will likely not be able to catch up to increases in property prices and housing costs. We believe that buying and investing in a portion of a home is the best & likely only way to make homes affordable, as property value will continue to appreciate and the population will continue to grow in the next 10-20 years while incomes from middle-class and low-income earners will not catch up.

The Solution: Combine Investment Property with Owner-Occupied Homes into One!

While sharing equity among friends and family is nothing new, Zeehaus takes it to a whole new level. We have revolutionized the co-ownership process, creating a streamlined and secure digital platform that connects homebuyers with investors.

It's a breakthrough approach since creating a scalable, simple, and fair ownership process requires an end-to-end integrated solution and digital platform.

- We provide a sustainable and affordable solution the housing crisis, one of the most important issues facing our communities




How It Works
1
Buyer Applies
Buyer completes application & posts a property
2
Zeehaus Screens
Ensure everything is in order & form trust at $1 a share
3
Investors Review
Investors screen profiles & commit at $1 per share
4
Property Closes
Appraisal ordered; buyer works with agent to close
5
Investors Trade
Investors sit back, relax, and sell shares on the exchange

Our Secret Sauce: Property Managed by Buyers

Uniquely differentiated from other real estate platforms, Zeehaus earns recurring service fees without having to manage the property physically as each equity sharing property is an investment and owner-occupied home (homeowner is responsible for property upkeep) at the same time, thus enabling Zeehaus to scale an efficient business model with our patented technology!

Our platform takes care of complexities such as legal documents, funding, ownership management, and property sale.

Sustainable & Scalable Homeownership and Digital Platform

Other real estate firms rely on property managers, fund managers, analysts, operations, and maintenance teams, while Zeehaus can be run with a nimble team

Forward-looking projections cannot be guaranteed.

Why Invest in Owner-Occupied Homes?

Investing in equity sharing ownership is fully digital and transparent as investors can own residential properties securely with clicks of a mouse and helps a homebuyer at the same time!

Benefits of Investing in Owner-Occupied Homes

Transparency: No obscure investment strategy or risky decision by fund managers or property managers

Safe & Secure: Funds for real estate investors are safe and get transferred directly to escrow and invested in a stable asset

Vested Interest: Owners have more vested interests than a renter or vacationer and is likely to take good care of a home

Potential Tax Benefits: Investment in real estate is subject to capital gain taxes (please consult a licensed tax advisor)

Competition

Other fractional ownership platforms or real estate companies focus on buying rental or vacation properties, leasing them out, and collecting rents & management fees while taking on responsibilities of significant labor, overheads, uncertainty, and costs in property management and maintenance.

More importantly, none of them helps buyers or makes homeownership affordable.

In fact, they make it less affordable.

Many platform have tried fractional ownership, with a few co-ownership platforms, and there are many REITs and rental platforms. No other entity has dedicated the necessary time, determination, and resources to develop a strong business model and sustainable way to solve our housing crisis.

This Model hasn't been Commoditized

No one is doing the same thing, and we believe that being the first to market will prime us for success instead of fighting competitors for market shares

David vs. Goliath: Together, We Can Prevail

The housing market is under siege by large equity funds gobbling up residential properties.

These behemoths, like Blackstone and other real estate investment giants, are driving up prices, taking away limited housing inventory, and diminishing opportunities for aspiring homeowners.

Zeehaus stands as a powerful shield, protecting the dreams of countless Americans by reshaping the landscape of affordable homeownership.

We believe Zeehaus is the only fractional ownership platform with the technology to work with homes without having to manage labor-intensive property management or costly upkeeps

Forward Thinking

Our core mission is to help buyers make homeownership affordable and our vision is a more equitable and sustainable world for buyers and investors to build generational wealth (currently only possible for the wealthy) in which AI makes real estate transactions more streamlined and business operations more efficient to enable to scale without relying on significant headcount or human labor.

Our vision is a more equitable and sustainable world for buyers and investors to build generational wealth in which AI makes real estate transactions more streamlined and business operations more efficient

First Mover in the Digitalization of the Real Estate Transaction

- **Real estate disruption in transactions is ahead:** With a recent lawsuit won by home sellers against NAR (National Association of Realtors) regarding sellers having to pay buyer broker's real estate commission (up to 3%), we believe that **buyers soon would be asked to make own decision about hiring buyer agent and paying buyer commission**.
- This decision probably means that many buyers would want to buy a home without a buyer agent and how homes are purchased would change forever.

We are in a position to be at the forefront of that digitalization as buyers will rely on an end-to-end digital platform to support them when working with listing agents directly.


Big Change is Coming!
Digital transaction to support buyers with no buyer agent & no buyer agent commission **
Gmail for Real Estate
We are going to offer no-fee transaction tool to help buyer work with listing agent
Only 28% of buyers use a buyer agent to find a property ***
Still, 86% of buyers recently purchase their home through a real estate agent
Zeehaus is positioned to fill the gap
Soon, it is likely buyers will be asked to pay their own commission. This will spur a new ecosystem as buyer agent and 3% buyer commission will be the thing of the past

> *** https://www.cnn.com/2023/11/05/homes/nar-verdict-real-estate-commission-fee/index.html *** https://cdn.nar.realtor/sites/default/files/documents/2022-home-buyers-and-sellers-generational-trends-03-23-2022.pdf*

That is the reason we are taking it one step further than any other real estate firms by creating a proprietary platform that enables end-to-end features from buyer application, agent transaction platform, digital closing checklist, and integration with credit bureaus, lenders, and title & escrow agents, and most importantly a patented sharing equity platform to co-own a property fairly.


Before
Now
Future
Introducing digitalization to real estate to make housing more affordable and transactions more digital and transparent is a sound business that is also mission driven

Most of us want to buy a home to generate wealth and to raise a family, and that does not change with technology, consumer trends, or economic cycles.

The Millennial Market

With millennials leading the charge as the largest group of homebuyers today, the demand for affordable housing has never been greater. Gen Z is following close behind, eager to make their mark in the real estate market.

Zeehaus is perfectly positioned to meet these needs and seize the enormous opportunities that lie ahead.

We're focused on the colossal US residential properties market, valued at a staggering $8.6 trillion. By 2027, this figure is projected to soar to $12.2 trillion!

With our innovative platform and forward-thinking approach, you can be at the forefront of this incredible growth.

In our first focused state, California, one million more middle- to moderate-income buyers can afford to buy a home using our homeownership model!

Market Opportunities for Homebuyers

HOMES	CALIFORNIA	TEXAS
142M Total occupied homes in US 2021	**5.9M** Total rental households in CA	**3.8M** Total rental households in TX
44M Number of US properties occupied by renters	**1M** Renters likely can benefit as equity sharing homebuyers	**1.1M** Renters likely can benefit as equity sharing homebuyers

zeehaus

Our Business Model

We expect to realize a variety of revenue streams leveraging our proprietary equity sharing platform throughout the entire lifecycle (10 years is a typical term) of the property purchase, recurring service revenue, trading of property shares, sale of properties, external licensing revenue, and agent referral fees.

Our Revenue Model

Revenue Type	Who Pays	How to Collect
Application fee	**Buyer**	Each equity sharing property will generate a one-time processing fee between $1,500 to $2,500
Recurring service fee	**Buyer**	Our main revenue source will be a recurring revenue, based on a percentage (~15%) of the monthly payment a homebuyer pays to investors, for up to the entire 10-year ownership

OEM & Licensing Fee	**Platform**	We charge a recurring licensing fee when we help customize & allow innovative real estate partners to provide services using our white-label solutions
Agent referral fee	**Agent**	We plan to charge a 'finder's fee' when introducing buyers & sellers to real estate agents using our Agent platform

zeehaus

Win-Win-Win Model: Unlike other real estate investment funds or fractional ownership firms that want you to 'buy shares' or 'buy a piece of a city' of properties that require a full team of fund managers, property managers, buyers, maintenance teams, Zeehaus supports homeownership, enables investing in valuable assets, and earns a high-margin recurring revenue without costly upkeeps.



Profitability Analysis
Based on a $1M Property
$33,449
Estimated 10-Year total profits (one property) under Zeehaus Equity Sharing Ownership
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$2,659
$6,109
$9,559
$13,009
$16,459
$19,909
$23,359
$26,809
$30,259
$33,449
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
YEAR 8
YEAR 9
YEAR 10
Application Fee
Monthly Service Fee
Sale Fee
Cumulative Net Profit

Forward-looking projections cannot be guaranteed.

Buyer & Agent Addressable Market (TAM)

Buyers who don't get a buyer agent will rely on a single & digital platform to work with listing agent and streamline their homebuying process

HOMES & AGENTS

1.5M

Number of active licensed agents in the US

5.0M

Number of US properties sold in 2023

LISTING AGENT FEES

$20

First model is to charge listing agent a monthly subscription

$360M ARR

Total recurring revenue based on 1.5M agents and $240 fees annually

AGENT FINDER FEES

$2000

Plan is to charge $2,000 for each completed referral

$5B Annually

If charging listing agent $2000 for each referral and reimbursing $1000 to each buyer

We provide a true sustainable solution to housing crisis!

Zeehaus is the first and only platform that enables direct investment in owner-occupied homes ("equity sharing property"), using our simple, secure, and patented platform.

- Each equity sharing property has a keyholder (homebuyer) and one or more investors
- Investors do not need to worry about tenants not properly maintaining rental or vacation properties or investing in real estate funds that lack transparency.
- <u>**Learn more about how equity sharing works**</u>.


48% Lower Monthly Payments
Assuming 7% mortgage rate
With rate greater than 7%, buying a home with traditional mortgage loan is out of reach for most buyers.
75% Lower Down Payment
5% Buyer Equity to Buy a Home
Instead of 20% down payment, just 5% equity is required out-of-pocket under sharing equity model.
Cash Offer
Level the Playing Field for Homebuyers
Cash offers help buyers compete with big corporations and cash buyers goggling up already limited inventory.
Flexible Ownership
Combine Benefits of Buying and Renting
Homeownership doesn't have to mean 100% owner, and fractional selling is also much less costly


Comparison between mortgage loan & equity sharing payments
Estimated Monthly Payment Saving (based on 7% mortgage): 48%
Assumptions:
• $1M Property Price
• Buyer Initial Equity: 5%
• Buyer pays 2% annually (rent)
• Buyer purchases 1% equity annually
$8,000.00
$7,000.00
$6,000.00
$5,000.00
$4,000.00
$3,000.00
$2,000.00
$1,000.00
$-
Total: $7,534
Mortgage Principal $795.10
Mortgage Interest: $5,658.33
Property Tax & Insurance: $1,080.50
Total: $3,893
Zeehaus Service Fee, $208.33
Additional Equity Purchase: $833.33
Investor Rent Payment: $1,770.83
Property Tax & Insurance: $1,080.50
Mortgage Payment
Equity Sharing Payment

Forward-looking projections cannot be guaranteed.

Invest in Our Future & Support Teachers and First Responders

We are 100% focus on providing homeownership to teachers who provide education to our future generations and to first responders who are at the frontline of providing essential services

Let's drive a change as drastic action is needed to make buying a home possible again as incomes cannot keep up with rising costs & property prices.

We are loved by homebuyers, local communities, governments, banks, social impact funds, and real estate investors.

We Are Loved by Communities

We are generating traction by working with lenders, social funds, and other real estate companies to drive our growth, then focus on B2C model

Pivoted & Tested: We have pivoted and learned over the past few years, it's worth noting that we are no longer just an aspiring real estate or blockchain startup and we are not a concept anymore.

PayPal pivoted its business model around 5 times before creating one of the most successful companies. Airbnb was selling cereal at one point. Netflix started out as a mail-order DVD rental service. We have learned and pivoted multiple times, from Cash Out equity option, blockchain ownership transfer, and Flip and Rehab model, and now we have found our footing.

We are a business that is operational, mission-driven, scalable, and efficient, that does not require to 'burn cash' to scale

Forward-looking projections cannot be guaranteed.

Agent CRM: Not only we are supporting homeownership, but we are also on track to create a sustainable SaaS model by providing Agent transaction platform at an affordable price.

We're Ready to Disrupt the $8 Trillion Market

We believe that no other platform will be able to offer affordable homeownership as we do, with our proprietary technology and comprehensive plan to change real estate

Our Traction

Our platform has already made waves in San Francisco, and we've also tested a property in the vibrant market in Santa Fe, NM.


$250K Revenue Since Launch*
Jumping Start Our Revenue Growth
Our revenue is expected to increase from $0 to $250K in the next few months. We hope to grow significantly next year!
$1M in Recurring Revenue*
Recurring Revenue Model without Managing
Initially, ~50 homes are estimated to bring ~$1M in revenue during the ownership period with at least 80 properties expected in the next several months.
Multiple Enterprise Partnerships
CIBC Bank: Our First Institutional Partner
We secured $12M fund to purchase homes. We are in the process to form additional partnerships and OEM & licensing agreements.
Part of AWS Accelerator
Recognized by AWS as a Top Fintech & AI Startup
We are accepted as one of the Top Fintech firms for our AI solution and to complement our digital platform.
APEC CEO Summit
We are Part of Selected Startups Invited to APEC
Invited by US APEC Committee, we are joining large businesses, such as Microsoft, Citi, Visa, Salesforce, in this exclusive summit.
New Way to Invest with
Strong Pipeline with New Transparent Investing
Fractional investing is a best option in a


No Mortgage

market where traditional real estate investing with a mortgage loan is no longer feasible or profitable.

* *Forward-looking projections cannot be guaranteed.*

<u>**Approved Patent**</u>: Patent for equity sharing technology and buy-own-sell process was granted in 2022 by the US Patent Office. Patented technology also includes our "Click & Invest" model for investors to purchase "shares" of residential properties.


Google Patents

Method and system for equity sharing of a real estate property

Abstract

A method for equity sharing of a property, equity sharing of a property, the method including: receiving details of a property inputted by a user; short listing the property for funding once score of the property is greater than a threshold; dividing the property into a plurality of equity shares, wherein each equity share indicates a fraction of ownership of the property; determining equity rate, wherein the equity rate is rate for each equity share; receiving an input from an investor searching for the property; providing option to the investor to purchase one or more equity shares; receiving indication of number of equity shares to be purchased by the investor; determining amount to be paid by the investor based on number of equity shares and the equity rate; transferring the amount to a trust; and storing ownership data including fractional ownership of the investor based on number of equity shares purchased by the investor.

Images (35)

Classifications

G06Q40/04 Exchange, e.g. stocks, commodities, derivatives or currency exchange

View 3 more classifications

US11244413B2
United States

Download PDF Find Prior Art Similar

Inventor: Justin Lee, Abhijeet Misra, Prateek Gupta

Current Assignee : Zeehaus Inc

Worldwide applications

2018 US 2019 WO

Application US15/920,241 events

2018-03-13 • Application filed by Zeehaus Inc
2018-03-13 • Priority to US15/920,241
2018-03-13 • Assigned to Zeehaus Inc.
2019-09-19 • Publication of US20190287195A1
2022-02-08 • Application granted
2022-02-08 • Publication of US11244413B2
Status • Active
2038-04-21 • Adjusted expiration

*Image is from actual Zeehaus patent page from Google Patent site: **<u>https://patents.google.com/patent/US11244413B2/</u>**

What's Next

Super App for Real Estate

Our vision is to build our platform into everything real estate, starting with solving a housing crisis and creating affordable homeownership.

Building For the Future: Having a full suite of real estate offerings should position us well in different economic cycles in times of lower interest rates and property market conditions.

We believe that our impacts will be felt in real estate industry everywhere, as we embark on a mission to provide housing solution, digital assets, and agent CRM, in a phased approach.

We are generating traction by working with lenders, real estate funds, and other real estate companies to drive our growth, then focus on B2C model.

3-Phase to a New Digital Ecosystem

Phase 1 B2B Affordable Homeownership	Phase 2 B2B Grow and Expand into Other Cities	Phase 3 B2C Agent CRM & Referral and Retail Investing
Low-interest rate loans to help first responders and teachers. Expand our digital end-to-end real estate platform technology to earn license fees	We hope to open the opportunities to other cities in California and then to other vibrant markets such as Dallas and Seattle	We plan to expand our offerings to agent CRM & referral services and enable retail investing through our patented Equity Sharing ownership

<u>Phase 1 (Homeownership):</u>

- **Funding partners and investors**: We are facilitating the purchases of 10 properties in San Francisco. Our **go-to-market** approach is creating a centralized platform to bring together different banks with CRA (Community Reinvestment Acts) mandates to make affordable loans to moderate- and low-income families. We are able to access the needed capital quickly to help teachers and first responders get a **low-interest rate** loan or investment to **grow our business.**
- **Equity sharing ownership**: Enable everyone to invest starting at $100 and diversify, while supporting young buyers achieve homeownership.

<u>Phase 2 (Growth & AI):</u>

- Looking ahead, our expansion plans include communities such as Los Angeles, Dallas, Seattle, Phoenix, New York, Oregon, Nevada, and Colorado. Stay tuned as we bring our transformative vision to these dynamic markets.
- We intend to build & roll out AI capabilities to automate our operations when we scale our growth, in the areas of prescreening buyers, validating

required conditions and checklists to minimize labor, helping buyers & agents with property recommendations, thus reducing our operational costs as we scale. We have already completed Blockchain technology to record property, which will provide tamper-proof ownership records for investors and buyers alike.



7-Year Revenue Projections
Based on a $1M Property
$157.7M
Year-7 revenue projection, based on units of properties
$180M
$160M
$140M
$120M
$100M
$80M
$60M
$40M
$20M
$M
Units 80
Units 300
Units 600
Units 1,600
Units 3,000
Units 5,000
Units 8,000
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
Application Fee
Monthly Service Fee
Investor Fee
Units

> ***Disclaimer: Forward-looking projections cannot be guaranteed.***

<u>**Phase 3 (Licensing & B2C):**</u>

- We plan to expand real estate investment opportunities through retail investors. This should help reduce marketing costs initially.
- With our proprietary digital platform, we expect to start charging a monthly SaaS fee to agents and OEM licensing fees to other platforms once we build up sufficient homebuyers.

Digital Tokens: We are working with exchanges to issue our digital tokens. 100% of the proceeds will be used to purchase properties and solve the housing crisis. The new digital token will be managed by a separate organization and not part of the Zeehaus entity. Zeehaus, however, is poised to benefit from the real estate funds from the token sale. Please note that there is no guarantee that the token will be listed by a major exchange.

Valuation

While we could raise this round at a higher valuation, we chose to price this offering very conservatively as building a crowdfunding retail investor community before we embark on growing our business is important to our

business and to our mission of supporting homeownership.

After all, Zeehaus depends on the support of the crowd to be a successful business, so we want to crowd-source our business, not just crowdfund it!

If you decide to invest, we believe that you would be joining us at the precipice of Zeehaus taking the business to the next level.

Exit Strategy

We have received ~$14 million in real estate funding and ~$2 million from ~2,000 investors into our mission to make homeownership affordable. We hope to justify substantial increase in our valuation as we engage with more partners, increase revenue, expand our partnership with banks, and roll out our SaaS software to real estate platforms & agents.

The goal for us is to go public by listing on a public market. While nothing is certain, we are working nonstop and diligently to deliver value to every Zeehaus investor. This is our commitment to you, and we'll do our very best to ensure every shareholder is rewarded for the trust and support you thrust into our team.

How We Provide Liquidity to Our Investors

1. Authorize secondary stock sales for existing investors to exit on next fundraise
2. IPO: We take the company to be listed on public markets
3. We get acquired or merged by a partner or business client

Forward-looking projections cannot be guaranteed, and this only happens if we are able to execute our plan and continue growing a sustainable and performing business.

Investor Perks

No-fee real estate investment: Zeehaus equity investors will have opportunities to invest in ownership shares for properties posted on Zeehaus.com without a fee!

- Invest $500, receive no-fee property investment on Zeehaus.com for 1 year
- Invest $1,000, receive no-fee property investment for 2 years
- Invest $2,500, receive no-fee property investment for 3 years
- Invest $5,000, receive no-fee property investment for 6 years
- Invest $10,000, receive no-fee property investment for 10 years
- Invest $25,000, receive no-fee property investment for life

In addition, we are giving early Zeehaus investors utility tokens (subject to listing of the token on a major crypto exchange) for *a very limited time (the bonus may be withdrawn at any time),* as only a small number can be given away since we need to maintain the asset-backed economics of the tokens:

- Invest $500, receive 100 housing tokens
- Invest $1,000, receive 250 housing tokens
- Invest $2,500, receive 700 housing tokens
- Invest $5,000, receive 1,500 housing tokens
- Invest $10,000, receive 3,500 housing tokens
- Invest $25,000, receive 6,000 housing tokens

Protect the Dream of Homeownership

Drive a change as drastic action is needed to make buying a home possible again as incomes cannot keep up with rising costs & property prices

Don't Miss Your Chance to Shape the Future of Real Estate

Zeehaus is not just a company – **it's a movement**. We've meticulously crafted a business model that is legally sound and financially promising. With our cutting-edge technology and unwavering commitment, we're poised for explosive growth.

growth.

By becoming an investor in Zeehaus, you gain exclusive access to a variety of revenue streams throughout the entire lifecycle of property ownership.

It's time to make a difference. Join the movement to create sustainable & affordable homeownership!

Downloads

Zeehaus 3-Pager Sharing Equity.pdf